Exhibit 99.1

NICE Receives Frost & Sullivan’s 2023 Customer Value Leadership Award

NICE recognized by leading analyst as best in class in the North American AI-enhanced workforce optimization industry

Hoboken, N.J., April 2, 2024 – NICE (Nasdaq: NICE) today announced that it has received Frost & Sullivan’s 2023 Customer Value Leadership Award. Frost & Sullivan said that NICE has been a top-tier innovator since its founding in 1986, now leading the CCaaS industry with a rich legacy of contact center and purpose-built Enlighten AI solutions that span the entire enterprise, from the contact center and beyond.

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Frost & Sullivan said that organizations benefit from NICE’s comprehensive roadmap that has always been deeply attuned to the evolving needs of the market. Frost & Sullivan highlighted that NICE pioneered the concept of process automation earlier than its competitors and today NICE’s customers can automate processes across their business, saving time and money while enhancing customer experience (CX) and employee experience (EX).

Frost & Sullivan recognized NICE's established AI platform, Enlighten, which now leverages the latest generative AI technology along with purpose-built AI models trained on billions of CX interactions to deliver directly to the needs of consumers, employees, supervisors and CX leaders and drive exceptional business outcomes. Frost & Sullivan called out NICE’s Enlighten Copilot solution for enabling employees and CX leaders to instantly access relevant information and insights without the need to search through layers of data and take action directly on the highest priority tasks.

Frost & Sullivan also lauded NICE’s pioneering True to Interval (TTI), a breakthrough solution that enables organizations to manage staffing needs for synchronous and asynchronous interactions. TTI factors in the interruptible nature of digital interactions, allowing more accurate forecasting, scheduling, and reporting in mixed interaction environments.

“For almost 40 years, NICE has consistently adapted to changes in the market, expanding and enriching its solution portfolio to address customers’ needs and stay at the forefront of the rapidly changing contact center industry. With its steadfast investment in R&D, particularly into advancing its Enlighten AI, coupled with its keen acquisition strategy, NICE is well positioned as an innovation leader, driving next-generation CX and EX with market-leading, cutting-edge technologies,” said Nancy Jamison, Senior Industry Director, CX Practice, Frost & Sullivan.

Frost & Sullivan also noted NICE’s strong financial performance, stating that its strong cloud growth is a major part of NICE’s success.

Barry Cooper, President, CX Division, NICE, said, “NICE is committed to delivering solutions that address our customers’ most critical needs. We anticipate the future, rolling out new, ground-breaking innovations long before our competitors. NICE’s recent CX AI advancements are a great example of this. NICE Enlighten Copilot has completely transformed how employees and CX leaders drive exceptional CX and EX. We are proud to receive this distinction from Frost & Sullivan, a true testament to what we continue to accomplish at NICE.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr.Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.